



Big Bear Cafe, LLC Small Business Bond™

*Amended for material changes

Bond Terms:

Bond Yield: 7%

Target Raise Amount: $150,000

Offering End Date: January 25, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Big Bear Cafe, LLC

Founded: 2006

Address: 1700 1st St NW, Washington DC 20001

Industry: Restaurant

Employees: 25

Website: http://www.bigbearcafe-dc.com

Use of Funds Allocation:

- 25%-($37,500) for general kitchen improvements
- 25%-($37,500) for public access to pizza oven
- 25%-($37,500) for working capital
- 25%-($37,500) for new equipment

Social:

Google Rating: 4.3 Star rating

Facebook: 4.5 K Followers

Instagram: 5 K Followers



Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$171,090	$152,704
Cash & Cash Equivalents	$67,836	$53,347
Accounts Receivable	$6,715	$4,263
Short-term Debt	$4,353	$13,460
Long-term Debt	$0	$87,542
Revenues / Sales	$1,515,517	$1,323,661
Cost of Goods Sold	$1,086,020	$1,076,858
Taxes & Licenses	$90,304	$31,959
Net Income	$60,510	$10,391
Gross Margins	28%	18%

Recognition:

2009
- DC Mayor's Environmental Excellence Award

2017
- "15 of the Best Places to get Married in D.C."-DCist
- "Neighborhood Spot that Everyone Wishes They Had"-VOGUE Living

2018
- "Best Coffee Shops in Washington, DC"- Condé Nast Traveller

About:

Big Bear Cafe is an independent coffeehouse, bakery, and wood-oven kitchen in the heart of the Bloomingdale neighborhood of Washington, DC.

Big Bear operates out of a 120 year-old brick Victorian corner bodega surrounded by a canopy of aged grapevines, herb gardens, a winding cobblestone patio, and flowering trees. It is a perfect setting for a morning cappuccino, an afternoon lunch with friends, a fire-lit evening dinner, or a weekend neighborhood party with live music and drinks.

The business started in 2007 when a group of neighbors came together and built one of the first independent "first wave" coffee shops in DC with direct trade growers and roasters. Under the direction of the owner, Stuart Davenport, they worked with local farmers and organizers to create the growers only Bloomingdale Farmers Market (in the street at Big Bear's doorstep), and developed a team of talented chefs, bakers, and program managers who grew the business year after year to include a full in-house bakery, a farm-focused ingredient-driven kitchen, a custom cocktail and natural wine bar, and an events program that manages wedding receptions, ceremonies, large family dinners, music events, community events, and parties.

The business is a central neighborhood fixture that has collaboratively grown and adapted for 14 years.

SMB
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